UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 21, 2015
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the slides for the presentation to investors and the media release in connection with the 1Q15 results.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
Media Release
Strong and consistent performance in 1Q15 and progress on strategic initiatives
• Reported net income of CHF 1.1 billion, up 23% year-on-year
• Strong performance from Wealth Management Clients with improved margins and profits
• Consistent strategic returns in Investment Banking; sales and trading benefitted from increased market volatility
• Further significant leverage reduction; on track to meet targets
• Limited impact from changed currency and interest rate environment post SNB announcement due to mitigating actions and improved market activity
April 21, 2015 Credit Suisse delivered a strong and consistent performance in 1Q15. Private Banking & Wealth Management results benefitted from a particularly strong performance in Wealth Management Clients. Investment Banking results reflected increased sales and trading revenues, while underwriting and advisory businesses had a slow start to the year.
Brady W. Dougan, Chief Executive Officer, said: “We delivered another quarter of strong and consistent performance. Wealth Management Clients generated a particularly strong result, with improved margins, increased profitability and good net asset inflows from key growth regions. In our well-diversified Investment Banking franchise, we achieved consistent strategic results and reported a return on regulatory capital of 19%, despite further significant deleveraging.”
“Our swift and proactive response to the changed currency and interest rate environment post the Swiss National Bank’s announcement, combined with an improvement in market activity, mitigated the impact on our results and led to higher revenues in our Wealth Management Clients business.”
“Looking at the second quarter to date, the momentum in the businesses has carried over from the first quarter, with an improving trend in underwriting and advisory. We remain committed to our capital and leverage goals and expect to make further progress in executing our strategic initiatives over the balance of 2015.”
Selected Core Results highlights
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Reported results (CHF million, except where indicated)
Net revenues	6,673	6,376	6,469	5	3
Income from continuing operations before taxes	1,538	901	1,400	71	10
Net income attributable to shareholders	1,054	691	859	53	23
Return on equity (%)	9.9	6.2	8.0	–	–
Strategic results (CHF million, except where indicated)
Net revenues	6,590	6,000	6,530	10	1
Income from continuing operations before taxes	1,822	1,449	1,944	26	(6)
Net income attributable to shareholders	1,235	1,155	1,404	7	(12)
Return on equity (%)	12.0	10.9	14.0	–	–
Non-strategic results (CHF million)
Net loss attributable to shareholders	(181)	(464)	(545)	(61)	(67)
Core Results do not include noncontrolling interests without significant economic interests.

Improved reported results and further progress in winding down the non-strategic units
• Net income attributable to shareholders increased by 23% compared to 1Q14
For the first quarter, reported Core pre-tax income was CHF 1,538 million, representing a 10% increase compared to 1Q14, and return on equity was 10%. Net income attributable to shareholders was CHF 1,054 million, compared to CHF 859 million in 1Q14.
Reported Core net revenues increased slightly year-over-year, reflecting higher strategic net revenues in Investment Banking and in the Corporate Center, partially offset by slightly lower net revenues in Private Banking & Wealth Management. The non-strategic businesses reported net revenues of CHF 83 million, compared to negative net revenues of CHF 61 million in 1Q14.
Consistent and strong strategic results in both divisions
• Strategic results in Private Banking & Wealth Management with particularly strong contribution from Wealth Management Clients, including improved margins
• Investment Banking strategic results reflecting strength of diversified franchise with slightly higher revenues, despite significant deleveraging
• Continued strong growth in Asia Pacific across both divisions
Since the end of 2013, Credit Suisse has separately disclosed its strategic and non-strategic results in addition to its reported results. The strategic results encompass the businesses that Credit Suisse plans to focus on going forward, while the non-strategic results include the ones that it intends to wind down or exit. This additional disclosure allows investors to see how our businesses perform when excluding the drag from the non-strategic results.
For the first quarter of 2015, strategic pre-tax income was CHF 1,822 million and strategic net income attributable to shareholders was CHF 1,235 million. This compares to strategic pre-tax income of CHF 1,944 million and strategic net income attributable to shareholders of CHF 1,404 million for 1Q14. Strategic return on equity for 1Q15 was 12%, compared to the 15% through-the-cycle Group target.
For further detail on the strategic results by division, see the Private Banking & Wealth Management and Investment Banking results descriptions below.
Key growth regions: Credit Suisse continues to leverage and expand its strong position in key growth regions. The Asia Pacific region continues to be a strong driver of growth in both Private Banking & Wealth Management and Investment Banking, contributing 16% to the overall revenues of Credit Suisse.

Private Banking & Wealth Management
Private Banking & Wealth Management
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Reported results (CHF million)
Net revenues	2,972	3,226	3,240	(8)	(8)
Provision for credit losses	29	42	33	(31)	(12)
Compensation and benefits	1,229	1,265	1,290	(3)	(5)
Total other operating expenses	880	1,037	905	(15)	(3)
Total operating expenses	2,109	2,302	2,195	(8)	(4)
Income before taxes	834	882	1,012	(5)	(18)
Metrics (%)
Return on regulatory capital	21.0	24.9	31.0	–	–
Cost/income ratio	71.0	71.4	67.7	–	–
Private Banking & Wealth Management – strategic results
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Strategic results (CHF million)
Net interest income	981	985	963	0	2
Recurring commissions and fees	1,067	1,177	1,139	(9)	(6)
Transaction- and performance-based revenues	922	976	919	(6)	0
Other revenues	0	68	10	(100)	(100)
Net revenues	2,970	3,206	3,031	(7)	(2)
Provision for credit losses	25	39	17	(36)	47
Total operating expenses	2,007	2,160	2,049	(7)	(2)
Income before taxes	938	1,007	965	(7)	(3)
Metrics (%)
Return on regulatory capital	24.3	29.8	31.6	–	–
Cost/income ratio	67.6	67.4	67.6	–	–
Private Banking & Wealth Management: Strategic businesses with improved profitability
• Strong Wealth Management Clients results with improved margins and profit
• Strong total net new assets of CHF 17.0 billion driven by inflows in key growth regions
• Launch of digital private banking platform and new mandates offering
In 1Q15, Private Banking & Wealth Management reported net revenues of CHF 2,972 million and pre-tax income of CHF 834 million. The strategic businesses of Private Banking & Wealth Management generated pre-tax income of CHF 938 million with higher client activity in Wealth Management Clients and lower revenues in Asset Management. The return on regulatory capital for the strategic businesses was 24%, reflecting solid revenues and continued progress in efficiency improvements. The return on capital decreased from prior quarters, reflecting a methodology change in 1Q15 given higher capital requirements amid the evolving regulatory environment.
Wealth Management Clients reported a net margin of 30 basis points. Year-on-year, the net margin increased by 1 basis point, reflecting higher revenues and lower expenses. Compared to 4Q14, the net margin improved by 3 basis points, benefitting from a decrease in average assets under management, largely due to the foreign exchange impact. In spite of the low interest rate environment, net interest income in Wealth Management Clients increased as a result of the mitigating actions taken and the cumulative benefit of our lending program.

Private Banking & Wealth Management recorded strategic net new assets of CHF 18.4 billion in 1Q15. Wealth Management Clients contributed net new assets of CHF 7.0 billion with strong inflows from Asia Pacific, the Americas and Switzerland. Total net new assets for Private Banking & Wealth Management were CHF 17.0 billion in 1Q15, including CHF 1.4 billion of outflows due to the ongoing regularization of our asset base.
In 1Q15, the non-strategic businesses of Private Banking and Wealth Management reached the end-2015 risk-weighted asset and leverage reduction targets, ahead of schedule. The non-strategic businesses reported a pre-tax loss of CHF 104 million, with lower revenues and operating expenses primarily reflecting the wind-down of operations.
Strategic initiatives: Private Banking & Wealth Management successfully executed on its growth initiatives during the quarter. In Switzerland and selected other markets, the bank launched its new advisory offering Credit Suisse Invest, focusing on improving flexibility and transparency for clients. This is part of its effort to further increase mandate penetration and during the first quarter there was strong sales momentum, which is expected to continue over time.
Since 2013, Credit Suisse has been expanding its lending program to ultra-high-net-worth clients. Loan volume increased by 39% with progress across all regions, despite muted growth in 1Q15.
Additionally, in light of the evolving digital landscape, Credit Suisse has created a state-of-the-art digital private banking platform, which has already been successfully launched in Singapore. With this platform, Credit Suisse aims to upgrade its service offering and make it even more accessible to clients.
Investment Banking
Investment Banking
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Reported results (CHF million)
Net revenues	3,583	2,454	3,416	46	5
Provision for credit losses	1	30	0	(97)	–
Compensation and benefits	1,552	1,179	1,521	32	2
Total other operating expenses	1,085	1,510	1,068	(28)	2
Total operating expenses	2,637	2,689	2,589	(2)	2
Income/(loss) before taxes	945	(265)	827	–	14
Metrics (%)
Return on regulatory capital	14.7	–	13.6	–	–
Cost/income ratio	73.6	109.6	75.8	–	–

Investment Banking – strategic results
	in / end of			% change
	1Q15	4Q14	1Q14	QoQ	YoY
Strategic results (CHF million)
Debt underwriting	332	307	468	8	(29)
Equity underwriting	153	205	183	(25)	(16)
Total underwriting	485	512	651	(5)	(25)
Advisory and other fees	132	238	180	(45)	(27)
Total underwriting and advisory	617	750	831	(18)	(26)
Fixed income sales and trading	1,732	850	1,586	104	9
Equity sales and trading	1,344	1,231	1,206	9	11
Total sales and trading	3,076	2,081	2,792	48	10
Other	(67)	(83)	(83)	(19)	(19)
Net revenues	3,626	2,748	3,540	32	2
Provision for credit losses	1	14	0	(93)	–
Total operating expenses	2,510	2,155	2,412	16	4
Income before taxes	1,115	579	1,128	93	(1)
Metrics (%)
Return on regulatory capital	18.6	9.9	20.7	–	–
Cost/income ratio	69.2	78.4	68.1	–	–
Investment Banking: Consistent strategic results and significant leverage reduction
• High strategic return on regulatory capital of 19%, assuming a 3% average leverage exposure, underscoring consistency of diversified franchise
• Leverage exposure reduced by USD 97 billion in 1Q15 across strategic and non-strategic businesses
Investment Banking generated reported net revenues of CHF 3,583 million and pre-tax income of CHF 945 million, up 14% compared to 1Q14. Additionally, Credit Suisse made continued progress toward improving the capital efficiency of Investment Banking across strategic and non-strategic businesses. Compared to end-2014, the division reduced its leverage exposure by USD 97 billion to USD 697 billion, reflecting a positive impact from the transition to the new BCBS leverage framework, post-mitigating measures and consistent progress on planned reductions. In US dollars, risk-weighted assets increased slightly compared to the previous quarter, as an increase in risk-weighting calculations offset business reductions.
In the strategic businesses, pre-tax income was CHF 1,115 million, stable compared to 1Q14, on slightly higher revenues. Fixed income sales and trading revenues improved compared to 1Q14 due to increased client activity, particularly in global macro products and emerging markets. Equities sales and trading results were strong, reflecting a more favorable trading environment and sustained market shares. The strength in the sales and trading businesses offset a slowdown in underwriting and advisory, which had a difficult start to the year with a decrease in advisory market share. Compared to 1Q14, total operating expenses increased in Swiss francs but decreased in US dollars, reflecting the foreign exchange impact of the weakening of the Swiss franc on an average basis against the US dollar.
Investment Banking’s non-strategic businesses reported a pre-tax loss of CHF 170 million and negative net revenues of CHF 43 million in 1Q15. Negative net revenues were lower compared to 1Q14, primarily due to valuation gains in the legacy fixed income portfolio, proactive portfolio management initiatives and lower funding costs.

Capital, leverage and costs
Capital and leverage metrics
	Phase-in		Look-through
end of	1Q15	4Q14	1Q15	4Q14
BIS capital ratios (%)
CET1 ratio	13.8	14.9	10.0	10.1
Tier 1 ratio	16.5	17.1	14.0	14.0
Total capital ratio	20.0	20.8	16.4	16.5
Leverage metrics (%, except where indicated)
Leverage exposure (CHF billion)	1,108.6	1,157.6	1,102.7	1,149.7
BIS CET1 leverage ratio	3.6	3.7	2.6	2.5
BIS tier 1 leverage ratio	4.3	4.3	3.6	3.5
Swiss leverage ratio	5.2	5.2	4.2	4.1
Further leverage reductions and continued strong capital generation
• Continued progress in reducing leverage exposure; on track to meet year-end target
• Look-through CET1 ratio of 10%
In recent years, there was a shift in regulatory focus toward the unweighted view of capital in the form of more restrictive leverage requirements. In order to comply with these stricter requirements, Credit Suisse has laid out a plan to significantly reduce its leverage exposure.
As announced in February, Credit Suisse has revised the leverage exposure target for the Group to CHF 960–990 billion by the end of 2015, on a foreign exchange-adjusted basis. Credit Suisse is targeting a look-through Swiss leverage ratio of 4.5% and a look-through BIS tier 1 leverage ratio of approximately 4.0% by the end of 2015, of which the CET1 component is approximately 3.0%.
During the quarter, Credit Suisse further reduced its leverage exposure by CHF 95 billion, largely driven by Investment Banking, where the reductions had a limited impact on revenues. The reductions also reflect the positive impact from the transition to the new BCBS leverage framework. At quarter end, the look-through Swiss leverage ratio was 4.2% and the look-through BIS tier 1 leverage ratio was 3.6%, of which the CET1 component was 2.6%.
Another important metric to measure the capital position of banks is the look-through CET1 ratio, which fully applies the requirements as of 2019. At the end of the first quarter, Credit Suisse’s look-through CET1 ratio stood at 10%, slightly lower than at year-end 2014, due to a combination of the foreign exchange impact, seasonal share purchases for employee compensation plans and the impact on risk-weighted assets from regulatory and mandated methodology changes.
Achieved ~CHF 3.6 billion in cost savings since 2011
• Cost reduction goal for end-2015 revised to between CHF 4.0–4.25 billion
As of the end of 1Q15, Credit Suisse achieved cost savings of approximately CHF 3.6 billion since the start of the expense reduction program in 2011. Further cost savings are expected to be delivered over the balance of the year, reaching CHF 4.0–4.25 billion by the end of 2015. However, headwinds from higher risk, compliance and regulatory costs across both divisions are anticipated. Credit Suisse also remains committed to achieving incremental cost savings of approximately CHF 200 million by the end of 2017 through a better alignment of the Swiss franc cost and revenue base within Private Banking & Wealth Management.

Quarterly results documentation
This Media Release contains selected information from our full 1Q15 Earnings Release that we believe is of particular interest to media professionals. The complete 1Q15 Earnings Release, which has been distributed simultaneously, contains more comprehensive information about our results and operations for the quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete Earnings Release is not incorporated by reference into this Media Release.
The full Earnings Release and Results Presentation Slides are available for download from 06:30 CEST today at: https://www.credit-suisse.com/results.
Presentation of 1Q15 results – Tuesday, April 21, 2015
Event	Analyst and investor presentation	Media presentation
Time	09:00 Zurich 08:00 London 03:00 New York	11:00 Zurich 10:00 London 05:00 New York
Speakers	Brady W. Dougan, Chief Executive Officer David Mathers, Chief Financial Officer	Brady W. Dougan, Chief Executive Officer David Mathers, Chief Financial Officer
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting (English/German and German/English) will be available.
Access via Internet	Audio webcast: www.credit-suisse.com/results Audio playback available	Live webcast: www.credit-suisse.com/results Video playback available
Access via Telephone	+41 44 580 40 01 (Switzerland)
+44 1452 565 510 (Europe)
+1 866 389 9771 (US)
Reference: Credit Suisse Group quarterly results
All participants will be asked to state the
password "investor"
Please dial in 10-15 minutes before the start
of the presentation.	+41 44 580 40 01 (Switzerland)
+44 1452 565 510 (Europe)
+1 866 389 9771 (US)
Reference: Credit Suisse Group quarterly results
All participants will be asked to state the
password "media"
Please dial in 10-15 minutes before the start
of the presentation.
Q&A Session	Opportunity to ask questions via the telephone conference.	Opportunity to ask questions via the telephone conference.
Playback	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 2426919#	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID English: 24304026# Conference ID German: 24342059#
Information
Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2015 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2014.

First Quarter 2015 Results Presentation to Investors April 21, 2015

Disclaimer Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" and in “Cautionary statement regarding forward-looking information” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted cost run-rates. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation, which is available on our website at credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. This framework may also be referred to as the BCBS leverage ratio framework in this presentation. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods.   Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. We have revised previously reported estimates of BCBS leverage amounts for 4Q14 to take into account refinements in our calculation of BCBS leverage amounts. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure. Leverage exposure target assumes constant USD/CHF and EUR/CHF exchange rates equal to those at the end of 1Q15. April 21, 2015 *

Introduction Brady W. Dougan, Chief Executive Officer April 21, 2015 *

Key messages from Credit Suisse 1Q15 results April 21, 2015 * 1 Leverage reduction of CHF 95 bn from reported 4Q14 Swiss leverage of CHF 1,198 bn to reported 1Q15 BCBS leverage of CHF 1,103 bn. Target based on end-1Q15 FX rates of USD/CHF: 0.97 and EUR/CHF: 1.04 Improved Wealth Management Clients net margin of 30bps reflects stable revenues and successful delivery of cost savings plan despite continued impact from regularization Corporate and Institutional Clients with stable results while Asset Management had lower revenues due to expected increase in fourth quarter seasonal bias Strategic NNA of CHF 18.4 bn reflects the strength across businesses, with continued strong inflows from Asia Pacific Private Banking and Wealth Management’s Non-Strategic unit achieved end-2015 RWA and leverage targets; 1Q15 results impacted by losses related to business sales and divestitures Private Banking & Wealth Management 1Q15 Strategic pre-tax income of CHF 938 mn and return on regulatory capital of 24% PB&WM with strong results in Wealth Management Clients and high Strategic NNA of CHF 18.4 bn; IB with good start to the year, delivering high returns and profitability notwithstanding significant progress in leverage reduction Investment Banking 1Q15 Strategic pre-tax income of CHF 1,115 mn and Strategic return on regulatory capital of 19% Stable and consistent revenues in the diversified Strategic franchise continue to drive high profitability and returns Well-balanced fixed income franchise demonstrates consistent and strong results as improvements in Macro, Emerging Markets and Securitized Products offset lower Credit revenues Robust equity trading results with particular strengths in Derivatives and Cash Equities; stable Prime Services results despite reduced leverage exposure Lower underwriting and advisory revenues due to slowdown in underwriting activity and market share losses in advisory; forward pipeline remains healthy Reduced losses in the Investment Banking’s Non-Strategic unit due to portfolio valuation gains; significant reduction in leverage exposure of USD 15 bn from 4Q14 Progress on capital Good progress on leverage reduction of CHF 95 bn in the quarter; on track to reach end-2015 target CHF 960 – 990 bn1 “Look-through” Swiss Total Leverage ratio of 4.2%, of which Tier 1 leverage ratio of 3.6%, both improving from 4Q14 “Look-through” CET1 ratio of 10% after absorbing RWA increase from regulatory and methodology-related changes and share purchases for employee plans All data for Core Results. All references on this slide and the rest of the presentation to Group reported pre-tax income refer to income from continuing operations before taxes. Return on regulatory capital based on after-tax income and assumes capital allocated at the average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure

Delivery on strategic initiatives

Significant progress towards achieving our strategic ambitions

Wealth Mgmt. Clients ("WMC") Pre-tax income



in CHF mn
+10%
578
636
1Q14
1Q15

- CHF 6.3 bn of net new UNHWI lending in WMC since January 1st 2014, leading to increase of UHNWI share of AuM to 49%
- Improved mandate penetration in HNWI market following launch of *Credit Suisse Invest*
- Successful mitigation of change in Swiss interest rate and FX environments
- WMC cost/income ratio improved to 69% in 1Q15

Rebalanced regional performance



APAC revenue as % to Global revenue
PB&WM
IB
+1ppt
8%
9%
+5ppt
17%
22%
1Q14
1Q15
1Q14
1Q15

- Rebalanced resources to growth markets, particularly in APAC, where revenues across Investment Banking and Private Banking & Wealth Management increased by 26% since 1Q14
- Revenue momentum driven by growth in brokerage and lending across Private Banking & Wealth Management and the Investment Bank
- APAC NNA growth has averaged 15% since 1Q14
- Launch of digital private banking platform in Asia Pacific in 1Q15

Investment Banking leverage



in USD bn
851
(18%)
697
1Q14
1Q15

- Leverage reduction plan ahead of schedule with exposure reduced by USD 154 bn since 1Q14
- Limited direct revenue impact to date as mitigation effort has focused on the reduction of the Non-Strategic unit, liquidity optimizations, and clearing & compression initiatives; may see some impact in balance of 2015 as remaining initiatives are implemented

UHNWI = Ultra High Net-worth Individuals HNWI = High Net-worth Individuals Note: Leverage exposure reflects BCBS for 1Q15 and Swiss leverage exposure for 1Q14
All data for Core Results. All references on this slide and the rest of the presentation to Group reported pre-tax income refer to income from continuing operations before taxes. Return on regulatory capital is based on after-tax income and assumes that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure

CREDIT SUISSE April 21, 2015 5

Financial results David Mathers, Chief Financial Officer April 21, 2015 *

in CHF mn 1Q15 4Q14 1Q14 Net revenues 6,590 6,000 6,530 Pre-tax income 1,822 1,449 1,944 Cost / income ratio 72% 75% 70% Return on equity1 12% 11% 14% Net new assets2 in CHF bn 18.4 (0.2) 16.0 Net revenues 6,673 6,376 6,469 Pre-tax income / (loss) 1,538 901 1,400 Pre-tax income ex FVoD3 1,394 604 1,489 Net income / (loss) attributable to shareholders 1,054 691 859 Diluted earnings / (loss) per share in CHF 0.62 0.39 0.48 Return on equity 10% 6% 8% Return on equity ex FVoD3 8% 4% 9% Net revenues 83 376 (61) Pre-tax income / (loss) (284) (548) (544) Pre-tax income ex FVoD3 (428) (845) (455) Note: FVoD denotes Fair Value on Debt on this slide and throughout the rest of the presentation 1 Return on Equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic RWA from reported shareholders’ equity) 2 Assumes assets managed across businesses relate to Strategic businesses only 3 Excludes revenue impact from FVoD of CHF 144 mn, CHF 297 mn and CHF (89) mn in 1Q15, 4Q14, and 1Q14, respectively, in Non-Strategic and total reported results * Results Overview April 21, 2015

Key Performance Indicators (KPIs)1 Cost/income ratio < 70% Return on equity > 15% Group Private Banking & Wealth Management Investment Banking Strategic Reported Cost/income ratio < 70% Cost/income ratio < 65% NNA growth (WMC) 3-4% through 2015 6% long-term 3% 3% 68% 72% 12% 10%2 77%2 71% 74% 69% * * 1 KPIs measured on the basis of reported results; all data for Core Results 2 Excluding FVoD of CHF 144 mn, 1Q15 return on equity is 8% and cost/income is 78% 1Q15 Results against Key Performance Indicators April 21, 2015

Solid results in PB&WM with a strong performance from Wealth Management Clients business

	in CHF mn	1Q15	4Q14	1Q14
Strategic	Net revenues	2,970	3,206	3,031
	Provision for credit losses	25	39	17
	Compensation and benefits	1,205	1,216	1,225
	Other operating expenses	802	944	824
	Total operating expenses	2,007	2,160	2,049
	Pre-tax income	**938**	**1'007**	**965**
	Basel 3 RWA in CHF bn	105	102	94
	Leverage exposure in CHF bn	386	369	337
	Cost/income ratio	68%	67%	68%
	Return on regulatory capital[1]	**24%**	**30%**	**32%**
	Return on regulatory capital (based on 3% lev.)[1]	*24%*	*27%*	*28%*
	Net new assets[2] in CHF bn	18.4	(0.2)	16.0
	Assets under management[2] in CHF bn	**1,365**	**1,366**	**1,267**
Non-Strategic	Net revenues	2	20	209
	Total operating expenses	102	142	146
	Pre-tax income	(104)	(125)	47
Total	Net revenues	2,972	3,226	3,240
	Total operating expenses	2,109	2,302	2,195
	Pre-tax income	**834**	**882**	**1,012**
	Return on regulatory capital[1]	21%	25%	31%
	Basel 3 RWA in CHF bn	109	108	101
	Leverage exposure in CHF bn	390	381	356

Strategic results

- Pre-tax income of CHF 938 mn as proactive actions and subsequent market correction mitigate the impact from the SNB/ECB announcements
- Return on regulatory capital of 24% in 1Q15 assuming a 3% CET1 leverage ratio; on an equivalent basis, 1Q14 return on capital would have been 28% (4Q14: 27%)
- On an equivalent basis (i.e. returns based on 3% leverage[1] in 1Q14), WMC's 1Q15 return on regulatory capital has increased to 29% (vs. 28% in 1Q14), while CIC's return has decreased from 21% in 1Q14 to 18% in 1Q15, and AM's return has decreased from 74% to 23%, the latter reflecting a substantial shift in business seasonality following the restructuring of the business portfolio
- Revenues down 2% vs. 1Q14 with higher client activity in the Wealth Management Clients business, offset by lower Asset Management results
- Operating expenses down 2% vs. 1Q14 driven by lower compensation and other operating expenses; expenses down 7% vs. 4Q14
- Solid net new assets of CHF 18.4 bn, in line with prior year, of which
  - CHF 7.0 bn in Wealth Management Clients at a 3.2% growth rate with solid contribution from Asia Pacific, the Americas and Switzerland
  - CHF 10.2 bn in Asset Management with strong inflows in index products and multi-asset class solutions

Non-Strategic results

- Continued progress in winding down the Non-Strategic unit including lower expenses benefitting from sale of businesses and lower revenues due to investment-related losses

Note: Leverage exposure reflects BCBS for 1Q15 and Swiss leverage exposure for 4Q14 and 1Q14 1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure (or 3% where specified) in 1Q14 & 4Q14, in 1Q15 the calculation is based on an average of 10% of Basel 3 risk-weighted assets and 3.0% of average leverage exposure 2 Assumes assets managed across businesses relate to Strategic businesses only

CREDIT SUISSE
April 21, 2015 9

Wealth Management Clients business with 10% increase in pre-tax income

in CHF mn	1Q15	4Q14	1Q14
Net interest income	741	695	706
Recurring commissions & fees	700	765	730
Transaction- & perf.-based revenues	670	600	638
Other revenues[1]	-	93	-
Net revenues	**2,111**	**2,153**	**2,074**
Provision for credit losses	17	10	16
Total operating expenses	**1,458**	**1,566**	**1,480**
Pre-tax income	**636**	**577**	**578**
Cost / income ratio	69%	73%	71%
Net loans in CHF bn	168	168	154
Basel 3 RWA in CHF bn	54	52	50
Return on regulatory capital[2]	29%	30%	32%
Return on reg. capital (based on 3% lev.)	*29%*	*26%*	*28%*
Net new assets in CHF bn	7.0	4.4	10.6
Assets under management in CHF bn	861	874	805

- Strong start to the year with pre-tax income of CHF 636 mn
  - Up 10% from strong 1Q14
  - Up 26% from 4Q14, excluding net gains on sales[1] in 4Q14
- Strong return on capital of 29% assuming a 3% CET1 leverage ratio; on an equivalent basis, 1Q14 return on capital would have been 28% (4Q14: 26%)
- Higher net interest income reflects mitigating actions and loan growth since 1Q14
- Stable non-interest revenues vs. 1Q14 as higher transaction revenues were offset by lower recurring commissions and fees
- Operating expenses down CHF 22 mn from 1Q14 and down 7% from 4Q14; the cost/income ratio improved further to 69%
- Launched innovative digital private banking platform in Asia Pacific and enhanced our mobile banking solution in Switzerland

1 Includes gains from the sale of the affluent business in Italy and Wealth Management Clients' share of the gain on the partial sale of an investment in Euroclear PLC in 4Q14, net of related expenses 2 Calculated using income after tax denominated in CHF; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure (or 3% where specified) in 1Q14 & 4Q14, in 1Q15 the calculation is based on an average of 10% of Basel 3 risk-weighted assets and 3.0% of average leverage exposure

CREDIT SUISSE April 21, 2015 10

Wealth Management Clients business with improved gross and net margin from 4Q14

Net margin on AuM in basis points



29
27
30

Net revenues in CHF mn



Gross Margin on AuM in basis points
2,074
104
638
32
730
37
706
35
2,153
99
Other revenues
4
600
28
765
35
695
32
2,111
100
670
32
700
33
741
35
1Q14
4Q14
1Q15

Net margin higher compared to both 1Q14 and 4Q14

- Reflecting improved revenues and lower expenses
- Compared to 4Q14 the net margin includes a benefit of 1bp related to lower value of assets under management
- 4Q14 includes net gains on sales[1] with a benefit of 3 bps

1Q15 vs. 1Q14

Higher transaction- & performance-based revenues with higher FX client transaction revenues in a more volatile environment

Lower recurring commissions & fees with higher discretionary mandate and private fund structuring fees, more than offset by regularization impact, including lower retrocessions and reduced investment product fees; approximately half of reduction vs. 4Q14 from foreign currency translation impact

Higher net interest income as mitigating actions following the change in the interest environment and loan growth more than offset the continued adverse replication impact

1Q14	4Q14	1Q15	
797	870	**843**	**Average assets under management (AuM)** in CHF bn
46%	48%	**49%**	**Ultra-high-net-worth clients' share**

All data for Wealth Management Clients business Net margin = Pre-tax income / average AuM Gross margin = Net revenues / average AuM 1 Includes gains from the sale of the affluent business in Italy and Wealth Management Clients' share of the gain on the partial sale of an investment in Euroclear PLC in 4Q14, net of related expenses

CREDIT SUISSE
April 21, 2015 11

Wealth Management Clients business with net new assets of CHF 7.0 bn * 1Q15 net new assets in CHF bn Americas EMEA Asia Pacific % Annualized net new assets growth rate (3%) 5% 2% 13% Switzerland 4% 3.2% Mature Markets April 21, 2015 Asia Pacific continues to be a key growth contributor at a 13% annualized growth rate Solid result from Switzerland with good momentum across all client segments Good contribution in Americas with growth in both Latin America and US onshore EMEA NNAs impacted by a small number of large clients rebalancing their investment strategy Outflows related to regularization of CHF 1.4 bn (of which CHF 0.5 bn in the Strategic business) by management region by customer domicile Emerging Markets 2% 3.4% Outflows related to regularization

Successfully implementing strategic measures

Delivering on cost saving goals

Total operating expenses PB&WM in CHF bn[1]



9.8
9.5
9.5
8.8
2Q to 4Q
7.3
7.0
7.1
6.6
1Q
2.5
2.5
2.4
2.2
2.1
2011
2012
2013
2014
2015

- Operating expenses reduced by CHF 1 bn, or 11%, from 2011 to 2014 with cost/income ratio improving to 70% in 2014 from 74% in 2011
  - 1Q15 expenses the lowest compared to all first quarters since 2011
- Organizational efficiency and effectiveness measures in front and supporting units, including deployment of resources to lower cost locations
- Winding down of Non-Strategic unit e.g. German onshore platform, several divestitures of capital-intensive businesses in Asset Management

Expanding lending to UHNWI segment

Cumulative net new UHNWI lending in WMC in CHF bn



Loans
in CHF bn
7.2
0.7
39
6.5
39
5.6
0.9
28
2013
2014
1Q15

- Loan volume increased 39% with strong lending growth across all regions since 2013
- Utilizing dedicated Sales & Trading Services platform and extended product capabilities for non-standard lending
- UHNWI loan interest margins continue to be accretive to overall revenue margin

Increasing mandates penetration

Assets under Management in WMC



Cash & equivalent
26%
25%
Direct investments
(incl. funds, products etc.)
57%
56%
Mandates
(advisory & discretionary)
17%
19%
End 2014
April 1, 2015
Launch date of
Credit Suisse Invest

- Strong mandate sales relating to CHF 12.1 bn of AuM in 1Q15 increasing mandates penetration by 2%-points
  - Of which CHF 8.7 bn from new advisory services, *Credit Suisse Invest* (launched on April 1, 2015)
  - Of which CHF 3.4 bn contribution from re-launched discretionary mandates suite
- Expect sales momentum to result in further increase in mandates penetration over time

Mandate penetration = AuM related to mandates / total WMC AuM

1 Excluding provisions for US tax matter of CHF 295 mn, CHF 600 mn and CHF 1,618 mn in 2011, 2013 and 2014, respectively; excluding provision for German tax matter of CHF 183 mn in 2011

CREDIT SUISSE

April 21, 2015 13

Corporate and Institutional Clients business with solid performance

in CHF mn	**1Q15**	4Q14	1Q14
Net interest income	240	290	257
Recurring commissions & fees	123	112	122
Transaction- & perf.-based revenues	126	111	117
Other revenues[1]	(5)	5	(4)
Net revenues	**484**	**518**	**492**
Provision for credit losses	8	29	1
Total operating expenses	**246**	**269**	**245**
Pre-tax income	**230**	**220**	**246**
Cost / income ratio	51%	52%	50%
Net loans in CHF bn	67	69	64
Basel 3 RWA in CHF bn	39	38	34
Return on regulatory capital[2]	18%	19%	23%
Return on reg. capital (based on 3% lev.)	*18%*	*17%*	*21%*
Net new assets in CHF bn	6.1	3.6	0.4
Assets under management in CHF bn	287	276	254

- Pre-tax income of CHF 230 mn
- Solid return on capital of 18% in 1Q15 assuming a 3% CET1 leverage ratio; on an equivalent basis, 1Q14 return on capital would have been 21% (4Q14: 17%)
- Non-interest revenues up 4% vs. 1Q14, with higher sales and trading income partially offset by lower collaboration revenues
- Lower net interest income vs. 1Q14 as differences in the balance sheet structure compared to WMC resulted in a more pronounced adverse impact from the change in the interest rate environment, partially offset by loan growth
- Operating expenses stable compared to 1Q14 and down 9% compared to 4Q14

1 Other revenues in 4Q14 include fair value changes on securitization transactions and the Corporate and Institutional Clients' share of the gain on the partial sale of an investment in Euroclear PLC. Other periods presented include fair value changes on securitization transactions 2 Calculated using income after tax denominated in CHF; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure (or 3% where specified) in 1Q14 & 4Q14, in 1Q15 the calculation is based on an average of 10% of Basel 3 risk-weighted assets and 3.0% of average leverage exposure

CREDIT SUISSE April 21, 2015 14

Asset Management business with strong net new assets but lower performance fees and reduced carried interest * 1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure (or 3% where specified) in 1Q14 & 4Q14, in 1Q15 the calculation is based on an average of 10% of Basel 3 risk-weighted assets and 3.0% of average leverage exposure April 21, 2015 in CHF mn 1Q15 4Q14 1Q14 Recurring commissions & fees 244 300 287 Transaction- & perf.-based revenues 126 265 164 Other revenues 5 (30) 14 Net revenues 375 535 465 Total operating expenses 303 325 324 Pre-tax income 72 210 141 Cost / income ratio 81% 61% 70% Fee-based margin in basis points 37 57 49 o/w recurring fee-based margin 32 36 38 Basel 3 RWA in CHF bn 12 13 9 Return on regulatory capital1 23% 81% 76% Return on reg. capital (based on 3% lev.) 23% 78% 74% Net new assets in CHF bn 10.2 (10.6) 6.9 Assets under management in CHF bn 392 388 363

Continued progress in winding down our Non-Strategic portfolio

Basel 3 RWA in CHF bn



8
6
(2)
4
5
4Q13 1
4Q14
Business reductions
1Q15
Year-end 2015 target

Leverage Exposure in CHF bn



22
11
(6)
5
(1)
4
4
4Q13 reported
4Q14 reported
Net BCBS definition impact
4Q14 BCBS equivalent
Business impact & other
1Q15 BCBS
Year-end 2015 target

in CHF mn	1Q15	4Q14	1Q14
Select onshore businesses	1	3	22
Legacy cross-border businesses	34	35	44
AM divestitures and discontinued operations	(45)	(29)	134
Other Non-Strategic positions & items	12	11	9
Net revenues	**2**	**20**	**209**
Provision for credit losses	4	3	16
Total operating expenses	102	142	146
o/w realignment expenses[2]	*20*	*59*	*36*
Pre-tax income	**(104)**	**(125)**	**47**
Net new assets in CHF bn	(1.4)	(2.8)	(2.3)

1Q15

- Reduced Basel 3 RWA to CHF 4 bn due to business reductions; leverage exposure reduced to CHF 4 bn following net BCBS definition impact in 4Q14
- Reduced Basel 3 RWA by CHF 4 bn and leverage exposure by CHF 18 bn since establishment of Non-Strategic unit

Compared to 1Q14

- Lower revenues and operating expenses reflecting the wind down of businesses, investment-related losses and the gain of CHF 91 mn on the sale of CFIG in 1Q14
- 1Q15 includes a loss of CHF 22 mn related to the sale of certain interests in investment funds managed by CFIG and investment-related losses of CHF 16 mn in businesses formerly in asset management
- Increased regulatory and control-related costs

Note: Risk-weighted asset and leverage exposure goals are measured on constant FX basis and are subject to change based on future FX movements
1 4Q13 RWA includes CHF 2 bn external methodology impact in 1Q14   2 Realignment expenses in PB&WM relating both to continuing operations and operations treated as discontinued at the Group level

CREDIT SUISSE April 21, 2015 16

Higher Investment Banking returns and profitability reflect consistent Strategic results and significant reduction in leverage exposure

	in CHF mn	1Q15	4Q14	1Q14
Strategic	Net revenues	3,626	2,748	3,540
	Provisions for credit losses	1	14	0
	Compensation and benefits	1,514	1,137	1,480
	Other operating expenses	996	1,018	932
	Total operating expenses	2,510	2,155	2,412
	Pre-tax income	**1,115**	**579**	**1,128**
	Basel 3 RWA USD bn	153	151	164
	Leverage exposure USD bn[1]	648	730	771
	Cost/income ratio	69%	78%	68%
	Return on regulatory capital[2]	**19%**	**10%**	**21%**
	Return on regulatory cap. (based on 3% lev.)[2]	*19%*	*9%*	*18%*
Non-Strategic	Net revenues	(43)	(294)	(124)
	Total expenses[3]	127	550	177
	Pre-tax income / (loss)	**(170)**	**(844)**	**(301)**
	Basel 3 RWA USD bn	10	10	20
	Leverage exposure USD bn[1]	49	64	80
Total	Net revenues	3,583	2,454	3,416
	Total expenses[3]	2,637	2,719	2,589
	Pre-tax income / (loss)	**945**	**(265)**	**827**
	Basel 3 RWA USD bn	163	161	184
	Leverage exposure USD bn[1]	697	794	851
	Return on regulatory capital[2]	**15%**	**n/m**	**14%**
	Return on regulatory cap. (based on 3% lev.)[2]	*15%*	*n/m*	*12%*

Compared to 1Q14

- Higher total return on regulatory capital of 15% in 1Q15 assuming a 3% CET1 leverage ratio; on an equivalent basis, 1Q14 return on capital would have been 12%
  - Strong Strategic return on regulatory capital of 19% assuming a 3% CET1 leverage ratio; on an equivalent basis, 1Q14 return on capital would have been 18%
- Stable and consistent revenues in our diversified Strategic businesses; strength in Fixed Income and Equity sales and trading offset slowdown in Underwriting & Advisory
- Strategic businesses achieved target cost/income ratio of 69%; expenses increased 4% due to higher UK bank levy, commission expenses and foreign exchange impact on infrastructure initiatives and compensation and benefits expenses
- Significant improvement in capital efficiency across Strategic and Non-Strategic businesses; reduced leverage exposure by USD 154 bn and RWA by USD 21 bn

Compared to 4Q14

- Reduced leverage exposure by USD 97 bn to USD 697 bn reflecting positive BCBS definition impact, post-mitigation measures and consistent progress on planned reductions
- RWA increased by USD 2 bn to USD 163 bn as higher risk weightings offset ongoing business reductions

Note: Rounding differences may occur with externally published spreadsheets 1 Leverage exposure reflects BCBS for 1Q15 and Swiss leverage exposure for 4Q14 and 1Q14
2 Calculated using income after tax denominated in USD; assumes tax rate of 30% and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure (or 3% where specified) in 1Q14 & 4Q14, in 1Q15 the calculation is based on an average of 10% of Basel 3 risk-weighted assets and 3.0% of average leverage exposure 3 Includes provisions for credit losses, compensation and benefits and other expenses

CREDIT SUISSE April 21, 2015 17

* Diversified Fixed Income franchise delivering consistent results across market cycles Fixed Income sales & trading and underwriting – Strategic Revenues in CHF mn Note: Underwriting revenues are also included in the total Fixed Income franchise view 1 Fixed income sales & trading and underwriting revenues exclude FVA impact of CHF 96 mn and USD 99 mn Debt underwriting Fixed Income sales and trading 2,303 2,202 2,227 1,2921 2,184 Fixed Income sales & trading and underwriting - Strategic revenues USD mn Compared to 1Q14 Well-balanced and diversified fixed income franchise delivering strong trading results, up 9%, in a weaker credit environment Securitized Products revenues increased, from strong 1Q14 levels, reflecting continued growth in Asset Finance franchise Lower Credit revenues resulting from slowdown in leveraged finance underwriting activity and lower trading results in the US, given less favorable environment and reduced client risk appetite Improved Emerging Markets revenues, from subdued levels, as a result of robust trading activity across markets, most notably APAC and EMEA Significant increase in Macro revenues due to improved client activity and higher market volatility; continued progress on model optimization resulting in lower leverage exposure vs. 4Q14 1 April 21, 2015

* Robust Equities revenues reflecting strength of market-leading franchise Equity sales & trading and underwriting – Strategic Revenues in CHF mn Note: Underwriting revenues are also included in the total Equity franchise view. 1 Equity sales & trading and underwriting revenues exclude FVA impact of CHF 13 mn and USD 14 mn 1,562 1,563 1,383 1,4931 1,580 Equity sales & trading and underwriting - Strategic revenues USD mn Equity underwriting Equity sales and trading Compared to 1Q14 Equity franchise results increased 8%, primarily due to 11% increase in equity sales and trading reflecting improved volatility, higher flows into equity funds and sustained leading market shares Robust Derivatives performance reflecting strong growth in Asia and continued momentum from Private Banking and Wealth Management distributed fee-based products Consistent Prime Services revenue despite significantly reduced leverage exposure, highlighting continued progress in our client portfolio optimizations Lower Equity Underwriting revenues as slowdown in IPO volumes offset increased US follow-on activity 1 April 21, 2015

* Lower Underwriting & Advisory revenues reflecting challenging start to the year; healthy forward pipeline 933 1,027 771 650 Underwriting & Advisory - Strategic revenues USD mn Note: Underwriting revenues are also included in the views of Fixed Income and Equity franchise revenues on slides 18 and 19 975 Underwriting & Advisory – Strategic Revenues in CHF mn Equity underwriting Advisory Debt underwriting April 21, 2015 Compared to 1Q14 Decline in Debt Underwriting revenues was primarily driven by significantly lower US leveraged finance activity; increase in high yield revenue in EMEA and higher investment grade revenues from substantially increased US corporate activity Equity Underwriting revenue declined as lower IPO activity offset higher follow-on performance; strong performance in the Americas driven by market share gains in Energy & Power follow-ons and US blocks Significantly lower Advisory revenues reflecting market share losses due in part to deal closings moving to 2Q, slower street activity in top 3 Sponsors M&A franchise and underperformance in Healthcare, which was the most active sector in 1Q15 Revenue trends improved across products and geographies in March and continued into April; forward pipeline remains healthy, particularly in M&A

Continued progress in reducing Non-Strategic leverage exposure

Basel 3 RWA in USD bn



21
10
+1
(1)
10
(40%)
6
4Q13
4Q14
Methodology Impact[1]
Business impact & other[2]
1Q15
Year-End 2015 Target

Leverage Exposure in USD bn



88
64
(6)
58
(9)
49
(51%)
24
4Q13 Reported
4Q14 Reported
Net BCBS definition impact
4Q14 BCBS
Business impact & other
1Q15 BCBS
Year-End 2015 Target

Non-Strategic unit in CHF mn	**1Q15**	4Q14	1Q14
Net revenues	**(43)**	**(294)**[3]	**(124)**
o/w Legacy Funding	*(33)*	*(33)*	*(46)*
o/w Other Funding	*(37)*	*(60)*	*(45)*
Total expenses[4]	127	550	177
Pre-tax income / (loss)	**(170)**	**(844)**	**(301)**
o/w Litigation-related	*(35)*	*(392)*	*(62)*

Note: Risk-weighted asset and leverage exposure goals are measured on constant FX basis and are subject to change based on future FX movements. Rounding differences may occur with externally published spreadsheets

1 Reflects major external methodology changes only
2 Includes business impact, internally driven methodology and policy impact and FX movements
3 Includes negative FVA adjustment of CHF 171 mn
4 Includes provisions for credit losses

Compared to 4Q14

- Significantly lower pre-tax income losses reflecting
  - Lower negative net revenues as 4Q14 included the adverse impact from FVA recognition of CHF 171 mn and 1Q15 benefited from significant portfolio valuation gains
  - Significantly lower litigation expenses
- Continued progress in winding-down capital positions, on track to meet year-end targets
  - Reduced leverage exposure by USD 15 bn, or 23%, from 4Q14
  - RWA stable at USD 10 bn as USD 1 bn of methodology uplifts offset business reductions

CREDIT SUISSE April 21, 2015 21

Estimated leverage exposure progression to end-2015

Investment Banking Leverage Exposure USD in billions



Strategic
Non-Strategic
851
771
794
730
(38)
756
697
(15)
(23)
(11)
(10)
USD 59 bn reduction from 4Q14
697
648
(15-20)
(22-27)
(15-20)
(22-27)
(11%-14%)
600 - 620
575-595
End-1Q14 reported
End-4Q14 reported
BCBS definition impact, net of mitigation measures
End-4Q14 BCBS[1]
Clearing & Compression Initiatives[2]
Non-Strategic business reductions & liquidity optimization
Client Optimization
Business Optimization
End-1Q15 BCBS
Clearing & Compression Initiatives[2]
Non-Strategic business reductions & Liquidity Optimization
Client Optimization
Business Optimization
End 2015 BCBS

1Q15 IB Leverage exposure



<1%
3%
7%
7%
33%
50%
FID
EQ
Corporate Bank
IBD
IB Other
NSU

- We delivered USD 59 bn in reductions with limited revenue impact
  - Clearing-based initiatives and increased efficiencies from compression of trades
  - Planned reductions in the Non-Strategic unit and optimization of liquidity and funding requirements
  - Further business optimizations from planned reductions in Macro
  - Client optimizations in Prime Services

- Target USD 75-95 bn in leverage exposure reductions by end-2015; on track to achieve full year targets of USD 600-620 bn

1 Compares to end-4Q14 preliminary BCBS equivalent of USD 773 bn; estimated 4Q14 BCBS leverage exposure has been adjusted when compared to the estimates provided at 4Q14 to reflect post implementation methodology, process and data improvements 2 Excludes reductions in Non-Strategic

CREDIT SUISSE April 21, 2015 22

Strong return on regulatory capital from Strategic businesses * Note. Calculated using income after tax denominated in USD; assumes tax rate of 30% in 1Q15, 4Q14 and 1Q14 and capital allocated based on average of 10% of average risk-weighted assets and 3% of average leverage exposure for 1Q15 and 2.4% of average leverage exposure for 4Q14 and 1Q14 1 Reflects impact of capital allocated at 3.0% of average leverage exposure, vs 2.4% previously 2 Includes impact of Non-Strategic funding charges, other revenue losses, operating expenses and capital Compared to 1Q14 Strong Strategic return on regulatory capital of 19% for 1Q15; improved overall return on capital of 15% in 1Q15 vs. 14% in 1Q14 Strategic expenses declined 2% in USD reflecting lower deferred and discretionary compensation expenses Reduced Non-Strategic drag on return on regulatory capital from 700 bps in 1Q14 to 400 bps in 1Q15 Strategic 1Q14 Revenue impact Cost impact Capital reduction Strategic IB 1Q15 Non-Strategic unit2 Total IB 1Q15 Total IB 1Q14 Reported Non-Strategic impact Investment Banking after-tax return on regulatory capital (USD-denominated) Use of 3% equity leverage ratio rather than 2.4% Impact from change in return calculation1 12% 18% April 21, 2015

Update on capital and costs April 21, 2015 *

Continued progress on leverage reduction; on track to reach target by end-2015

Group leverage exposure (end period, CHF bn)



1,198
Exposure Add-ons[1]
277
Balance sheet assets (US GAAP)
921
1,150
(50) IB business impact
+35 PB&WM business impact[3]
(32) FX impact
1,103
199
904
960 – 990
Reported 4Q14
Estimated 4Q14 BCBS Equivalent[2]
Reported 1Q15
End-2015 target @ current FX[4]

1Q15 Leverage exposure



3%
62%
35%
PB&WM
IB
ShS / CC

Leverage Ratio ("look-through")



Swiss Total Capital
Tier-2 instr.
Low trigger
High trigger
Tier-1 instruments
CET1
3.9%
3.3%
2.4%
4.2%
3.6%
2.6%
~4.5%
~4.0%
~3.0%
Swiss Total Lev. ratio
BIS Tier 1 Lev. ratio
BIS CET1 Lev. ratio
Reported 4Q14
Reported 1Q15
End-2015
Based on BCBS target

Comments

- Good progress on leverage reduction during the quarter, approaching end-2015 target of CHF 960 – 990 bn[4]
  - **IB:** Reduced leverage exposure by USD 97 bn across Strategic and Non-Strategic businesses with limited impact on revenues
  - **PB&WM:** Significant reduction in Non-Strategic leverage exposure offsetting slight Strategic increase
- On track towards "look-through" Tier-1 leverage ratio target of 4% and "look-through" CET1 leverage ratio target of 3%

CET1 = Common equity tier 1   4Q14 BCBS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BCBS requirements as implemented by FINMA that are effective for 1Q15, and the application of those requirements on our 4Q14 results. Changes in these requirements or any of our interpretations, assumptions or estimates would result in different numbers from those shown here

1 Off-balance sheet exposures and regulatory adjustments   2 Estimated 4Q14 BCBS leverage exposure has been adjusted when compared to the estimates provided at 4Q14 to reflect post implementation methodology, process and data improvements   3 Includes PB&WM, Corporate Center and Shared Services business impact
4 Target based on end-1Q15 FX rates of USD/CHF: 0.97 and EUR/CHF: 1.04

CREDIT SUISSE   April 21, 2015   25

1Q15 "look-through" CET1 ratio of 10%

Notwithstanding RWA increase from regulatory and related methodology changes and employee share purchases

Group Basel 3 "look-through" risk-weighted assets (CHF bn)



PB&WM[1]
Investment Banking
284
(7)
FX
impact
+2
+4
+6
Methodology
& policy[2]
+1
(1)
--
Business
impact & other
283
4Q14
1Q15

1Q15 Basel 3 risk-weighted assets



6%
56%
38%
PB&WM
IB
ShS / CC

CET1 ratio ("look-through", %)
CET1 capital (CHF bn)



10.1%
10.0%
28.6
28.3
4Q14
1Q15

Comments

- FX movements in 1Q15 reduced risk-weighted assets by CHF 7 bn, offsetting uplifts due to methodology and policy
- Anticipate further RWA increase due to expected regulatory and related methodology changes in both IB and PB&WM; will limit reductions in Group RWA from current levels even given Non-Strategic run-off
- CET1 ratio over 2015-2017 expected to increase due to retention of equity to meet potential higher Swiss leverage requirements
- End-1Q15 CET1 capital of CHF 28.3 bn reflects:
  - Net income of CHF1.1 bn offset primarily by FX moves due to the depreciation of the USD and Euro vs. the CHF and share purchases ahead of the 2Q deferred compensation deliveries
  - Dividend has been accrued consistent to 2014, including an optional scrip alternative
  - As in prior years, capital accretion in 2Q15 expected to reflect a further ~CHF (0.6) bn net impact relating to employee share deliveries; capital growth expected to accelerate in 2H15 post completion of these deliveries

Note: Rounding differences may occur with externally published spreadsheets 1 Includes PB&WM and Corporate Center risk-weighted assets
2 Methodology & policy reflects major external methodology changes only; business impact and other includes Investment Banking business impact, and internally driven methodology and policy impact

CREDIT SUISSE April 21, 2015 26

Further progress in delivering expense reduction in 1Q15

Continued reductions expected in 2015 albeit with increased risk, compliance and regulatory costs

Cost reduction program CHF bn



Infrastructure
Private Banking & Wealth Management
Investment Banking
3.6
1.25
1.05
1.3
4.0 – 4.25
0.4 – 0.65[1]
~4.2 – 4.5
0.2[2]
1Q15 Achieved[1]
Further net savings targeted by end-2015
PB&WM direct & allocated cost reduction targeted by end-2017

Comments

- As of the end of the first quarter, we achieved cost savings of CHF 3.6 bn[1] since the beginning of our expense reduction program in 2011; progress in 1Q15 was mostly driven by the substantial progress in Private Banking & Wealth Management during the quarter
- Expected to deliver further savings over the balance of 2015 and to reach CHF 4.0 – 4.25 bn by the end of the year; however, anticipate headwinds from higher risk, compliance and regulatory costs across both divisions
- Expected to deliver a further ~CHF 200 mn[2] by end-2017 through better alignment of the Swiss franc cost and revenue base within Private Banking & Wealth Management

1 Savings related to original 2011 cost savings target measured at constant FX rates against 6M11 annualized total expenses, excl. realignment and other significant expense items and variable compensation expenses 2 Represents net cost savings measured at reported FX rates

CREDIT SUISSE April 21, 2015 27

Summary Brady W. Dougan, Chief Executive Officer April 21, 2015 *

Supplemental slides Slide Group and divisional capital and return profile 30 Capital ratios progression 31 Leverage ratios progression 32 Non-Strategic capital update 33 Non-Strategic run-off profile 34 Net margin YoY and QoQ progression 35 Private Banking & Wealth Management return on regulatory capital and leverage exposure profile 36 Strategic Investment Banking return profile 37 Total Investment Banking results in USD 38 Strategic Investment Banking results in USD 39 Investment Banking Strategic Basel 3 RWA and leverage exposure 40 Annualized expense savings through 1Q15 41 Currency mix (Group, PB&WM, IB, capital metrics) 42-45 Collaboration revenues 46 Shareholders’ equity and “look-through” CET1 capital breakdown 47 Reconciliation of return on equity, return on tangible equity and return on regulatory capital 48 * April 21, 2015

Accelerated move to more balanced business mix and further operating efficiency to drive returns improvement

Private Banking & Wealth Management

Capital end period in CHF bn



N/A
98
348
97
348
96
381
108
390
109
Strategic
386
105
2011 2012 2013 2014 1Q15
1Q15

Return on regulatory capital[1]



23%
29%
26%
15%
21%
Strategic
24%
2011 2012 2013 2014 1Q15
1Q15

Investment Banking

Capital end period in USD bn



N/A
242
972
187
836
175
794
161
697
163
Strategic
648
153
2011 2012 2013 2014 1Q15
1Q15

Return on regulatory capital[1]



(2)%
8%
7%
8%
15%
Strategic
19%
2011 2012 2013 2014 1Q15
1Q15

Group

Leverage exposure
Basel 3 RWA

Capital end period in CHF bn



N/A
339
1,276
284
1,131
266
1,213
284
1,103
283
Strategic
1,051
269
2011 2012 2013 2014 1Q15
1Q15

Return on regulatory capital[1]



6%
5%
9%
8%
14%
17%
2011 2012 2013 2014 1Q15
1Q15

Healthy returns demonstrate effectiveness of repositioned capital-efficient business model

All financials and return calculations above based on reported results. Leverage exposure reflects BCBS for 1Q15 and Swiss leverage exposure prior to 4Q14. 1 Return on regulatory capital is based on after-tax income and assumes tax rates of 25% in 2011, 2012 and 1Q13 and 30% thereafter and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets prior to 2013 and the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure from 2013 until 2014. Starting in 1Q15 we use the average of 10% of average Basel 3 risk-weighted assets and 3% of average leverage exposure. Return on regulatory capital is different from externally disclosed Return on Equity. PB&WM and Group returns calculated based on CHF denominated financials; IB returns based on USD denominated financials

CREDIT SUISSE April 21, 2015 30

April 21, 2015 * “Look-through” Basel 3 capital ratios Total Capital1 BIS CET1 High-trigger capital instruments Low-trigger capital instruments 4.1%4 Swiss Total Capital Leverage Ratio 4.2% 9.6% Current Credit Suisse requirements by 1.1.19 13.0%3 16.2%2 13.0% 17.05%4 CET1 = Common equity tier 1 1 Includes USD 3 bn Tier 1 participation securities prior to 4Q13 (with a haircut of 20%) and none thereafter 2 Includes issued high-trigger capital instruments of CHF 8.9 bn and CHF 8.9 bn as of 4Q14 and 1Q15, respectively, and issued low-trigger capital instruments of CHF 9.4 bn and CHF 9.2 bn as of 4Q14 and 1Q15, respectively 3 Swiss CET1+ high-trigger capital ratio. 4 Excludes countercyclical buffer required as of September 30, 2013. The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA 13.1%3 16.4%2 3.9% 1Q15 “look-through” CET1 ratio of 10% and “look-through” Swiss Total Capital ratio of 16.2%

Achieved 2019 Swiss Total Capital Leverage ratio requirement

Leverage calculation "Look-through"

in CHF bn	3Q14 Lev. ratio[1]	4Q14 capital	4Q14 Lev. ratio[1]	1Q15 capital	1Q15 Lev. Ratio[1]
CET1 Leverage ratio	2.3%	**28.6**	2.4%	**28.3**	2.6%
Add: Tier 1 high-trigger capital instruments		6.2		6.2	
Add: Tier 1 low-trigger capital instruments		5.1		5.1	
BIS Tier 1 Leverage ratio	3.3%	**39.9**	3.3%	**39.6**	3.6%
Deduct: Tier 1 low-trigger capital instruments		(5.1)		(5.1)	
Add: Tier 2 high-trigger capital instrument		2.7		2.7	
SNB Loss Absorbing Lev. Ratio	3.1%	**37.5**	3.1%	**37.1**	3.4%
Add: Tier 1 low-trigger capital instruments		5.1		5.1	
Add: Tier 2 low-trigger capital instruments		4.3		4.1	
BIS Total Capital Leverage ratio	3.8%	**46.9**	3.9%	**46.3**	4.2%
Add: Swiss regulatory adjustments		(0.2)		(0.1)	
Swiss Total Capital Leverage ratio	3.8%	**46.7**	3.9%	**46.2**	4.2%

2019 Swiss Total Capital Leverage ratio requirement: **4.1%**[2]

- "Look-through" Swiss Total Capital leverage ratio of 4.2% surpassed 2019 requirement
- "Look-through" CET1 and BIS Tier 1 Leverage ratio improved to 2.6% and 3.6%, respectively
- Committed to "look-through" Swiss Total Capital Leverage ratio target of ~4.5% by end 2015, and a "look-through" BIS Tier 1 Leverage ratio target of ~4.0%, of which the CET1 component is ~3%

Rounding differences may occur
1 Leverage ratios based on total Swiss "look-through" average leverage exposure of CHF 1,191 bn in 3Q14, CHF 1,213 bn in 4Q14 and end-period BCBS leverage exposure of CHF 1,103 bn in 1Q15 2 The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA

CREDIT SUISSE April 21, 2015 32

Non-Strategic capital update April 21, 2015 * 30 Private Banking & Wealth Management Investment Banking1 1Q14 RWA methodology change impact2 (IB, PB&WM) 4Q13 Year-end 2015 target 4Q14 (29%) Basel 3 RWA1 in CHF bn (50%) Leverage Exposure1 in CHF bn 16 10 24 100 75 26 28 3 Note: For Investment Banking’s year-end 2015 target, period end 3Q13 spot CHF/USD of 0.90 was used when the CHF target was fixed. Rounding differences may occur with externally published spreadsheets Leverage exposure reflects BCBS for 1Q15 and Swiss leverage exposure for 4Q14 and 1Q14 Continued progress in deleveraging, with a CHF 48 bn reduction compared to 4Q13; targeting a further 50% reduction by end-2015 Continued progress in RWA reductions with a 50% reduction since 4Q13; targeting a further 29% reduction by end-2015 1Q15 14 4Q13 Year-end 2015 target 4Q14 1Q15 52 21 10 6 Investment Banking Basel 3 RWA USD bn 10 88 64 24 49 Investment Banking leverage exposure USD bn 63 Private Banking & Wealth Management Investment Banking1 1Q15 BCBS definition transition impact4 (IB, PB&WM) 1 Investment Banking Non-Strategic RWA and leverage exposure restated for prior quarters for commodities trading exit 2 Reflects major external methodology changes only 3 Includes 2014 adverse model change 4 Reflects the impact of leverage due to transition to BCBS leverage definition

Non-Strategic run-off profile expected to significantly reduce pre-tax income drag over time

1Q15 Non-Strategic Pre-tax income in CHF mn



1Q15 Non-Strategic pre-tax loss
Movements in credit spreads on own liabilities
Realignment costs & IT architecture simplification
Corporate Center adjustments related to sale of business
Sale of business & other restructuring
Legacy funding costs & other restructuring[1]
Remaining Non-Strategic pre-tax drag
(284)
(117)
109
(1)
18
54
(221)

Includes CHF 34 mn of certain legacy litigation provisions & fees; continue to work towards resolution of legacy litigation matters

~CHF 100 mn predominately relates to FID NSU, which will be targeted for accelerated wind down

- Corp. Center
- PB&WM
- IB

Corporate Center	Private Banking & Wealth Mgmt.	Investment Banking
▪ Impact driven by volatility in own credit spreads, as well as the size of the portfolio carried at fair value ▪ Realignment costs and IT architecture simplification expected to continue through remainder of cost reduction program ▪ Includes real estate gains	▪ Includes small restructuring costs	▪ Legacy funding cost reduction on track; step down by ~50% from CHF 439 mn in 2013[1] and expected remain relatively stable until full run-off at the end 2018

Note: The ultimate cost of the relevant legal proceedings in the aggregate over time may significantly exceed current litigation provisions
1 Includes CHF 21 mn and CHF 71 mn of legacy funding costs in Corporate Center in 1Q15 and 2014, respectively

CREDIT SUISSE

April 21, 2015 34

* Increased average AuM & change in client mix (2) Lower expenses +1 30 Measured at stable AuM1 Net interest income +2 Wealth Management Clients YoY development in basis points 1Q14 29 1 bp 1 Includes some impact also from client mix change 2 Net of related expenses AuM = Assets under management 1Q15 Lower average AuM +1 Lower expenses +3 30 Measured at stable AuM1 Net interest income +2 Wealth Management Clients QoQ development in basis points 4Q14 27 3 bp 1Q15 Non-interest revenues - Sales gains in 4Q142 (3) Non-interest revenues - April 21, 2015 Continued improvement in WMC net margin with contribution from lower expenses and higher net interest income

PB&WM return affected by methodology changes and loan growth; WMC equivalent return up 1%-point on higher PTI

PB&WM strategic after-tax return on regulatory capital (CHF-denominated)



32%
(4%)
(1%)
27%
(2%)
(1%)
24%
(3) ppt
1Q14
Use of 3% equity leverage ratio rather than 2.4%
Methodology changes, transfers and market impact
Increase in capital usage
PTI impact
1Q15

WMC after-tax return on regulatory capital (CHF-denominated)



32%
(4%)
--
28%
Mostly loan growth
(2%)
3%
29%
+1 ppt
1Q14
Use of 3% equity leverage ratio rather than 2.4%
Methodology changes, transfers and market impact
Increase in capital usage
PTI impact
1Q15

CIC after-tax return on regulatory capital (CHF-denominated)



23%
(2%)
(1%)
20%
(1%)
(1%)
18%
(2) ppt
1Q14
Use of 3% equity leverage ratio rather than 2.4%
Methodology changes, transfers and market impact
Increase in capital usage
PTI impact
1Q15

AM after-tax return on regulatory capital (CHF-denominated)



76%
(2%)
(11%)
Mostly due to changing to BCBS leverage definition (CLO consolidation)
63%
(19%)
(21%)
23%
1Q14
Use of 3% equity leverage ratio rather than 2.4%
Methodology changes, transfers and market impact
Increase in capital usage
PTI impact
1Q15

Note: Calculated using income after tax denominated in CHF; assumes tax rate of 30% and capital allocated based on average of 10% of average risk-weighted assets and 3% of average leverage exposure for 1Q15 and 2.4% of average leverage exposure for 1Q14

CREDIT SUISSE April 21, 2015 36

Consistent returns driven by continued momentum in market-leading Strategic businesses * April 21, 2015 % of 1Q15 IB capital base1 Improved US market conditions and healthy pipeline to drive returns and profitability 14% (vs. 14% in 4Q14) 9% (vs. 11% in 4Q14) 77% (vs. 75% in 4Q14) Rolling four quarters return on regulatory capital3 High Credit Suisse market share position Low Majority of capital allocated to market leading businesses Strong returns in market leading businesses reflecting continued market share momentum Optimize risk and capital utilization across the franchise 1 Percent of capital base (based on internal reporting structure) reflects hybrid capital which is defined as average of 10% of average Basel 3 risk-weighted assets and of 2.4% of average leverage exposure from 1Q14 to 4Q14 and average of 10% of average Basel 3 risk-weighted assets and of 3% of average leverage exposure in 1Q15 2 Global Macro Products includes Rates and FX franchises 3 Presentation based on internal reporting structure Bubble size reflects relative capital usage at end of 4Q14 Investment Banking Equities Fixed Income Return on regulatory capital improved vs. 4Q14 rolling four quarter return Return on regulatory capital declined vs. 4Q14 rolling four quarter return High * No indicator reflects stable return on regulatory capital vs. 4Q14 rolling four quarter return Strategic businesses (market share position vs. return on regulatory capital) Differentiated cross-asset macro platform to improve returns Cash Equities

Total Investment Banking results in USD

in USD mn	1Q15	4Q14	1Q14	1Q15 vs. 4Q14	1Q15 vs. 1Q14
Net revenues[1]	**3,785**	**2,527**	**3,834**	**50%**	**(1%)**
Debt underwriting	351	316	525	11%	(33%)
Equity underwriting	161	211	206	(24%)	(22%)
Advisory and other fees	138	244	202	(43%)	(32%)
Fixed income sales & trading	1,774	628	1,669	182%	6%
Equity sales & trading	1,453	1,221	1,350	19%	8%
Other	(92)	(94)	(117)	(2%)	(21%)
Provision for credit losses	**1**	**31**	**0**	**nm**	**nm**
Compensation and benefits	1,639	1,214	1,708	35%	(4%)
Other operating expenses	1,145	1,547	1,201	(26%)	(5%)
Total operating expenses	**2,784**	**2,762**	**2,909**	**1%**	**(4%)**
Pre-tax income	**1,000**	**(266)**	**925**	**nm**	**8%**
Cost / income ratio	74%	109%	76%	--	--
Return on regulatory capital[2]	**15%**	**(4%)**	**14%**	--	--

1 4Q14 includes initial FVA impact of USD (291) mn 2 Calculated using income after tax denominated in USD; assumes tax rate of 30% in 1Q15, 4Q14 and 1Q14 and capital allocated based on average of 10% of average risk-weighted assets and 3% of average leverage exposure for 1Q15 and 2.4% of average leverage exposure for 4Q14 and 1Q14

CREDIT SUISSE

April 21, 2015 38

Strategic Investment Banking results in USD

in USD mn	1Q15	4Q14	1Q14	1Q15 vs. 4Q14	1Q15 vs. 1Q14
Net revenues[1]	**3,829**	**2,832**	**3,973**	**35%**	**(4%)**
Debt underwriting	*351*	*316*	*525*	11%	(33%)
Fixed income sales & trading	*1,833*	*877*	*1,778*	109%	3%
Fixed income franchise	2,183	1,193	2,303	83%	(5%)
Equity underwriting	*161*	*211*	*206*	(24%)	(22%)
Equity sales & trading	*1,419*	*1,268*	*1,356*	12%	5%
Equities franchise	1,579	1,479	1,562	7%	1%
Advisory and other fees	138	244	202	(43%)	(32%)
Other	(72)	(85)	(94)	(15%)	(23%)
Provision for credit losses	**1**	**14**	**0**	**nm**	**nm**
Compensation and benefits	1,599	1,171	1,662	37%	(4%)
Other operating expenses	1,051	1,046	1,047	0%	0%
Total operating expenses	**2,650**	**2,218**	**2,709**	**19%**	**(2%)**
Pre-tax income	**1,179**	**600**	**1,264**	**97%**	**(7%)**
Cost / income ratio	69%	78%	68%	--	--
Return on regulatory capital[2]	**19%**	**10%**	**21%**	--	--

1 4Q14 includes FVA impact of USD (113) mn 2 Calculated using income after tax denominated in USD; assumes tax rate of 30% in 1Q15, 4Q14 and 1Q14 and capital allocated based on average of 10% of average risk-weighted assets and 3% of average leverage exposure for 1Q15 and 2.4% of average leverage exposure for 4Q14 and 1Q14

CREDIT SUISSE April 21, 2015 39

* 1Q15 Investment Banking Basel 3 RWA April 21, 2015 RWA 18 28 15 19 8 88 RWA 4 RWA 22 RWA 2 RWA 9 15 11 1 36 Basel 3 risk-weighted assets in USD bn Note: Rounding differences may occur with externally published spreadsheets 1 Includes Rates and FX franchises 2 Includes Fixed Income other, CVA management and Fixed Income treasury Equities Fixed Income Macro1 Securitized Products Credit Emerging Markets Other2 Strategic Fixed Income Cash Equities and Market Making Prime Services Derivatives Other Strategic Equities Corporate Bank Corporate Bank Investment Banking Other Other M&A and Other IBD RWA 10 Non-Strategic Non-Strategic

Achieved CHF 3.6 bn annualized expense savings through 1Q15 since expense measures announced in mid-2011

Group expense reduction achieved in CHF bn



Savings of CHF 3.6 bn
20.5
annualized
10.2
20.4
(3.5)
16.9
6M11 adjusted
1Q15 reported
1Q15 adjustments
1Q15 adjusted

Adjustments from 6M11 reported:

Variable compensation	(1,034)
Realignment costs (CC)	(142)
Other (across divisions)	50
Total	**(1,127)**
Annualized (x2)	**(2,253)**

Adjustments from 1Q15 reported:

Variable compensation[1]	(2,084)
Certain litigation items	(151)
Realignment / AS[2]	(567)
RRP	(456)
Other[3]	(543)
FX impact	309
1Q15 Total	**(3,492)**

All data for Core Results including expense savings from discontinued operations. All expense reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. Rounding differences may occur from externally published spreadsheets

1 Related to existing population 2 Includes CC realignment costs and realignment Non-Strategic unit measures, architecture simplification, business simplification and extended innovation costs

3 Includes variable compensation related savings on reduction of force and fixed allowance

CREDIT SUISSE April 21, 2015 41

* Currency mix of 1Q15 Group Results April 21, 2015 1 Total operating expenses and provisions for credit losses Credit Suisse Core Results Applying a +/-10% movement on the average FX rates for 1Q15, the sensitivities are as follows: USD/CHF impact on 1Q15 pre-tax income by CHF (163) mn EUR/CHF impact on 1Q15 pre-tax income by CHF (81) mn CHF mn 1Q15 CHF USD EUR GBP Other Net revenues 6,673 17% 57% 16% 7% 3% Total expenses1 5,135 29% 42% 5% 10% 13% Sensitivity analysis based weighted average exchange rates of USD/CHF of 0.96 and EUR/CHF of 1.04 for the first quarter results FX Sensitivity analysis

* April 21, 2015 Currency mix of 1Q15 PB&WM Results 1 Total operating expenses and provisions for credit losses Private Banking & Wealth Management Applying a +/-10% movement on the average FX rates for 1Q15, the sensitivities are as follows: USD/CHF impact on 1Q15 pre-tax income by CHF (59) mn EUR/CHF impact on 1Q15 pre-tax income by CHF (25) mn Sensitivity analysis based weighted average exchange rates of USD/CHF of 0.95 and EUR/CHF of 1.05 for the first quarter results FX Sensitivity analysis CHF mn 1Q15 CHF USD EUR GBP Other Net revenues 2,972 40% 36% 14% 2% 9% Total expenses1 2,138 54% 22% 7% 4% 12%

* Currency mix of 1Q15 IB Results April 21, 2015 1 Total operating expenses and provisions for credit losses CHF mn 1Q15 CHF USD EUR GBP Other Net revenues 3,583 -1% 75% 16% 11% -3% Total expenses1 2,638 1% 63% 3% 17% 15% Applying a +/-10% movement on the average FX rates for 1Q15, the sensitivities are as follows: USD/CHF impact on 1Q15 pre-tax income by CHF (98) mn EUR/CHF impact on 1Q15 pre-tax income by CHF (52) mn Sensitivity analysis based weighted average exchange rates of USD/CHF of 0.96 and EUR/CHF of 1.04 for the first quarter results FX Sensitivity analysis Investment Banking

* Currency mix of Group capital metrics April 21, 2015 Basel 3 RWA USD CHF EUR GBP Common Equity Tier 1 Capital1 Note: Figures based on end-1Q15 CET1 capital and RWA currency mix and on a “look-through” basis 1 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel 3 regulatory adjustments (e.g. goodwill) Sensitivity analysis A 10% strengthening of the CHF against USD would have a -4.7bps impact on the 1Q15 “look-through” BIS CET1 ratio (from 10.0% to 9.9%) Other USD CHF EUR GBP Other

Collaboration revenues Stable Collaboration Revenues compared to 1Q14 Continued solid performance in providing tailored solutions to UHNWI clients Collaboration revenues target range of 18% to 20% of net revenues Collaboration revenues – Core results in CHF bn / as % of net revenues April 21, 2015 *

Shareholders' equity and "look-through" CET1 capital breakdown

Reconciliation of shareholders' equity to "look-through" CET1 capital in CHF mn

	1Q15
Shareholders' equity	**43,396**
Regulatory deductions (includes accrued dividend, treasury share reversal, scope of consolidation)	**304**
Adjustments subject to phase-in	**(15,449)**
Non-threshold-based	**(13,767)**
Goodwill & Intangibles (net of Deferred Tax Liability)	(8,550)
Deferred tax assets that rely on future profitability (excl. temporary differences)	(2,772)
Defined benefit pension assets (net of Deferred Tax Liability)	(726)
Advanced internal ratings-based provision shortfall	(552)
Own Credit (Bonds, Struct. Notes, PAF, CCA, OTC Derivatives)	(335)
Own shares and cash flow hedges	(832)
Threshold-based	**(1,682)**
Deferred Tax Asset on timing differences	(1,682)
Total regulatory deductions and adjustments	**(15,145)**
"Look-through" Common Equity Tier 1 capital	**28,251**

1Q15 Shareholders' equity breakdown in CHF bn


43.4
43.4
Goodwill and Intangibles[1]
8.7
8.7
Total regulatory deductions and adjustments
Tangible equity and misc.
(not B3 effective)
4.0
6.4
Corporate Center[2]
1.3
IB Non-Strategic[2]
1.2
IB Strategic[2]
16.9
28.3
"Look-through" Common Equity Tier 1 Capital
PB&WM Non-Strategic[2]
0.3
PB&WM Strategic[2]
11.0
1Q15 Shareholders' equity in CHF bn

1 Goodwill and intangibles gross of Deferred Tax Liability
2 Regulatory capital calculated as the average of 10% of RWA and 3.0% of leverage exposure at the end of 1Q15

CREDIT SUISSE
April 21, 2015 47

* Reconciliation of return on equity, return on tangible equity and return on regulatory capital 1 Calculated using income after tax, assumes tax rate of 30% and capital allocated on average of 10% of average RWA and 3% of average leverage exposure 2 For Investment Banking, capital allocation and return calculations are based on US dollar denominated numbers April 21, 2015

April 21, 2015

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrant)

Date: April 21, 2015
By:
/s/ Brady W. Dougan
Brady W. Dougan
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer